UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 1)*

                         Incomnet, Inc.
-----------------------------------------------------------------
                        (Name of Issuer)

                          Common Stock,
                          No Par Value
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           453365-20-7
-----------------------------------------------------------------
                         (CUSIP Number)


                     David K. Robbins, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
               350 South Grand Avenue, 32nd Floor
                     Los Angeles, CA  90071
                         (213) 473-2000
-----------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications)

                         August 15, 1997
-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13D

CUSIP No.  453365-20-7          Page 2 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      DAVID WILSTEIN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

      NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES


  NUMBER OF      7  SOLE VOTING POWER

                      295,600
   SHARES
 BENEFICIALLY    8  SHARED VOTING POWER

                      191,988
OWNED BY EACH
 REPORTING       9  SOLE DISPOSITIVE POWER

                      295,600
PERSON WITH

                10  SHARED DISPOSITIVE POWER

                      191,988

11  AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

      487,588

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

    ROW (11) DOES NOT INCLUDE ANY COMMON SHARES HELD BY THE OTHER
REPORTING PERSONS (OR THEIR RESPECTIVE SPOUSES OR CHILDREN).
BENEFICIAL OWNERSHIP OF SUCH COMMON SHARES IS DISCLAIMED BY THIS
REPORTING PERSON.

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.60%

14  TYPE OF REPORTING PERSON*

      IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                          SCHEDULE 13D

CUSIP No.  453365-20-7          Page 3 of 32 Pages

1   NAME OF REPORTING PERSON

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    LEONARD WILSTEIN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

      NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

                      114,988

   SHARES
 BENEFICIALLY    8  SHARED VOTING POWER

                      0
OWNED BY EACH
 REPORTING       9  SOLE DISPOSITIVE POWER

                      114,988
PERSON WITH
                10  SHARED DISPOSITIVE POWER

                      0

11  AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

      114,988

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

    ROW (11) DOES NOT INCLUDE ANY COMMON SHARES HELD BY THE OTHER
REPORTING PERSONS (OR THEIR RESPECTIVE SPOUSES OR CHILDREN).
BENEFICIAL OWNERSHIP OF SUCH COMMON SHARES IS DISCLAIMED BY THIS
REPORTING PERSON.

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.85%

14  TYPE OF REPORTING PERSON*

      IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


                          SCHEDULE 13D

CUSIP No.  453365-20-7          Page 4 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      JACK GILBERT

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

      PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

      NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

                      201,500
   SHARES
 BENEFICIALLY    8  SHARED VOTING POWER

                      0
OWNED BY EACH
 REPORTING       9  SOLE DISPOSITIVE POWER

                      201,500
PERSON WITH
                10  SHARED DISPOSITIVE POWER

                      0

11  AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

      201,500


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

    ROW (11) DOES NOT INCLUDE ANY COMMON SHARES HELD BY THE OTHER
REPORTING PERSONS (OR THEIR RESPECTIVE SPOUSES OR CHILDREN).
BENEFICIAL OWNERSHIP OF SUCH COMMON SHARES IS DISCLAIMED BY THIS
REPORTING PERSON.

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.49%

14  TYPE OF REPORTING PERSON*

      IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                          SCHEDULE 13D

CUSIP No.  453365-20-7          Page 5 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      RICHARD M. HOROWITZ

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*

      PF, AF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

      NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

                      365,680
   SHARES
 BENEFICIALLY    8  SHARED VOTING POWER

                      7,850
OWNED BY EACH
 REPORTING       9  SOLE DISPOSITIVE POWER

                      365,680
PERSON WITH
                10  SHARED DISPOSITIVE POWER

                      7,850

11  AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

      373,530

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

    ROW (11) DOES NOT INCLUDE ANY COMMON SHARES HELD BY THE OTHER
REPORTING PERSONS (OR THEIR RESPECTIVE SPOUSES OR CHILDREN).
BENEFICIAL OWNERSHIP OF SUCH COMMON SHARES IS DISCLAIMED BY THIS
REPORTING PERSON.

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.76%

14  TYPE OF REPORTING PERSON*

      IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                          SCHEDULE 13D

CUSIP No.  453365-20-7          Page 6 of 32 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      ROBERT EPSTEIN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*

      PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

      NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

                      325,000
   SHARES
 BENEFICIALLY    8  SHARED VOTING POWER

                      0
OWNED BY EACH
 REPORTING       9  SOLE DISPOSITIVE POWER

                      325,000
PERSON WITH
                10  SHARED DISPOSITIVE POWER

                      0

11  AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

      325,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

    ROW (11) DOES NOT INCLUDE ANY COMMON SHARES HELD BY THE OTHER
REPORTING PERSONS (OR THEIR RESPECTIVE SPOUSES OR CHILDREN).
BENEFICIAL OWNERSHIP OF SUCH COMMON SHARES IS DISCLAIMED BY THIS
REPORTING PERSON.

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.40%

14  TYPE OF REPORTING PERSON*

      IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1.  SECURITY AND ISSUER.
         -------------------

        The securities to which this statement relates are Shares of Common Stock, no par value ("Common Shares"), of Incomnet, Inc., a California corporation ("Incomnet"). The principal executive offices of Incomnet are located at 21031 Ventura
Boulevard, Suite 1100, Woodland Hills, California 91364.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a)-(c)  The purpose of this statement is to amend a
Schedule 13D filed by David Wilstein, Leonard Wilstein, Jack Gilbert and Richard M. Horowitz on or about May 15, 1997. This statement is being filed by such persons and by Robert Epstein (collectively, the "Reporting Persons"). The residence or business address and the principal occupation or employment of each of the Reporting Persons is as follows:

         - David Wilstein: The residence or business address of David Wilstein is 2080 Century Park East, Penthouse, Los Angeles, California 90067. David Wilstein is Chairman and President of REALTECH, a land development company, with the same address set forth above.

         - Leonard Wilstein: The residence or business address of Leonard Wilstein is 11201 Hindry Avenue,
             Los Angeles, California 90045.   Leonard Wilstein
             is President and owner of Aero Products Research, Inc., a manufacturer of pilots' equipment and credit cards, with the same address set forth above.

         - Mr. Gilbert: The residence or business address of Mr. Gilbert is 15456 Coutolenc Road, Magalia, California 95954. Mr. Gilbert is a stockbroker with J. Alexander Securities, Inc., a NASD registered brokerage firm, with an address of 523
             W. Sixth Street, Suite 606, Los Angeles, California
             90014.

         - Mr. Horowitz: The residence or business address of Mr. Horowitz is 9301 Wilshire Boulevard, Suite 206, Beverly Hills, California 90210. Mr. Horowitz is an insurance broker with M.B.I., Inc., an insurance brokerage firm, with the same address set forth above.

         - Mr. Epstein: The residence or business address of Mr. Epstein is 5000 Plaza on the Lake, Suite 180,
             Austin, Texas 78735. Mr. Epstein is a private investor.

         (d)  During the last five years, none of the Reporting
Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Reporting Persons is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         The source and the amount of funds or other consideration used by the Reporting Persons to purchase the Common Shares they hold are as follows:

         -   David Wilstein:  trust funds of approximately
             $2,150,000.

         -   Leonard Wilstein:  trust funds of $511,043.

         -   Mr. Gilbert:  personal funds of approximately
             $765,000.

         - Mr. Horowitz: personal funds, pension funds and funds obtained pursuant to a margin account (the terms of which are attached hereto as Exhibit 3) in the aggregate of approximately $1,211,000.

         -   Mr. Epstein:  personal funds of approximately
             $1,500,000.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Each of the Reporting Persons acquired his Common Shares for investment purposes. In the ordinary course of his investing activities, each of the Reporting Persons may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of Incomnet, the market price of the Common Shares and other factors deemed relevant by him, to acquire additional Common Shares or to sell some or all of the Common Shares now held or hereafter acquired by him.

         As a result of dissatisfaction with the performance of the Common Shares over the last several years, the Reporting Persons entered into discussions with each other and/or with Incomnet following the initial filing of this Schedule 13D to explore ways in which the Reporting Persons could contribute to Incomnet in order to enhance values for all its shareholders. On August 7, 1997, two of the Reporting Persons, David Wilstein and Richard Horowitz, entered into an Agreement as to Board Membership with Incomnet and Stanley C. Weinstein (the "Board Membership Agreement"), to appoint David Wilstein, Mr. Horowitz and Mr. Weinstein to fill vacancies on the Board of Directors, to serve with the existing directors for so long as they agreed to serve and until such time as any successor directors were duly elected. Those appointments were unanimously approved by the existing directors of Incomnet on August 13, 1997. The parties to the Board Membership Agreement also agreed that each director who had not resigned from the Board of Directors would support the election of a slate of directors nominated by majority vote of the Board of Directors (which slate would include David Wilstein, Mr. Horowitz and Mr. Weinstein if such persons had not resigned) at the next annual meeting of shareholders, which the parties would use their best efforts to cause to be held on September 22, 1997. However, on August 13, 1997, the Board of Directors, as reconstituted, unanimously agreed that, if possible, the next annual meeting of shareholders would be held on October 27, 1997.

         David Wilstein and Mr. Horowitz intend to explore in depth, together with the other directors and management of Incomnet, the current state and recent history of Incomnet's business, following which they intend to seek to develop, and to pursue actively, as members of the Board of Directors, possible strategies to improve the overall performance and results of Incomnet and thereby improve the value of Incomnet's stock.

         Under the Board Membership Agreement, Incomnet agreed to hold harmless and indemnify each of the persons named therein as directors, to the maximum extent permitted by the General Corporation Law of California, against certain liabilities incurred because of such person's position as a director of Incomnet. Incomnet also agreed to use its best efforts to raise its Directors and Officers Insurance from $1,000,000 to $5,000,000.

         The Reporting Parties have been informed that the Articles of Incorporation and the Bylaws of Incomnet may contain a technical inconsistency with respect to the authorized number of directors. Accordingly, the parties to the Board Membership Agreement agreed to approve, and to recommend that the shareholders of Incomnet approve, clarifying amendments to the Articles of Incorporation and Bylaws of Incomnet, as recommended to the Board of Directors by Incomnet's counsel and reasonably approved by counsel to David Wilstein and Mr. Horowitz, stating that the Board of Directors would be comprised of seven members. The parties to the Board Membership Agreement acknowledged that all persons serving as directors of Incomnet would do so at their own risk with respect to any liability in connection with that technical inconsistency. On August 13, 1997, the Board of Directors, as reconstituted, unanimously agreed to make such clarifying amendments to the Articles of Incorporation and Bylaws of Incomnet, subject to any necessary shareholder approval.

         The foregoing description of the Board Membership Agreement is qualified in its entirety by reference to the full text of the Board Membership Agreement, filed as Exhibit 4 to this statement. The Board Membership Agreement is incorporated herein by this reference.

         Except as stated above, none of the Reporting Persons has any current plans or proposals with respect to Incomnet or its securities of the types enumerated in paragraphs (a) through
(j) of Item 4 of Regulation [Section] 240.13d-101 promulgated under the Act.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         -------------------------------------

         (a)  Based on the facts set forth in the response to
Item 4, the Reporting Persons may be deemed to have acted as a group within the meaning of Section 13(d)(3) of the Act.
However, each Reporting Person disclaims beneficial ownership of the Common Shares held by the other Reporting Persons (or their respective spouses or children). Also, in the Board Membership Agreement, David Wilstein and Mr. Horowitz agreed that they would not assert that any other director of Incomnet should be deemed to be a member of the foregoing group solely by virtue of the execution and performance of the Board Membership Agreement by the parties thereto. Further, Leonard Wilstein and Mr. Horowitz have disclaimed beneficial ownership of any Common Shares held by their adult children.

              As a result, the number and percentage of Common Shares beneficially owned by each Reporting Person is as follows (all percentages assume that 13,553,229 Common Shares are outstanding, as reported by Incomnet under "Description of Capital Stock -- General" in its Pre-effective Amendment No. 2 to the Form S-3 Registration Statement, filed with the SEC on July 9, 1997):

         -   David Wilstein:  487,588 Common Shares,
             representing 3.60% of all outstanding Common
             Shares, all of which are held in trusts.

         - Leonard Wilstein: 114,988 Common Shares, representing 0.85% of all outstanding Common
             Shares, all of which are held in trusts.

         -   Mr. Gilbert:  201,500 Common Shares, representing
             1.49% of all outstanding Common Shares.

         -   Mr. Horowitz:  373,530 Common Shares, representing
             2.76% of all outstanding Common Shares, including
             Common Shares held in pension accounts or in trusts.

         -   Mr. Epstein:  325,000 Common Shares, representing
             2.40% of all outstanding Common Shares.

              Other than as set forth in this response to Item
5(a), no Reporting Person beneficially owns any Common Shares.

         (b) The power to direct the vote or disposition of the Common Shares referenced in response to Item 5(a) is held as follows:

         - David Wilstein: possesses the sole power to direct the vote and disposition of 295,600 Common Shares and, together with his wife Susan, shares the power to direct the vote and disposition of 191,988 Common Shares.

         - Leonard Wilstein: possesses the sole power to direct the vote and disposition of 114,988 Common
             Shares.

         - Mr. Gilbert: possesses the sole power to direct the vote and disposition of 201,500 Common Shares.

         - Mr. Horowitz: possesses the sole power to direct the vote and disposition of 365,680 Common Shares and, together with his wife Beverly, shares the power to direct the vote and disposition of 7,850 Common Shares.

         - Mr. Epstein: possesses the sole power to direct the vote and disposition of 325,000 Common Shares.

              Other than as set forth in this response to Item
5(b), no Reporting Person has the sole or shared power to direct the vote or disposition of any Common Shares.

         (c) During the sixty days preceding the date of this statement, the Reporting Persons have effected the following transactions in the Common Shares of which they have or had beneficial ownership, including Common Shares held in trusts or pension accounts (all of which transactions were carried out on the open market):

                             Number of  Bought (B)    Price per
Name              Date       Shares     or Sold (S)   Share
----              ----       ------     -----------   ---------

David Wilstein    7/18/97    25,000     B              $4 5/8
                  7/29/97    15,000     B              $4.30

Leonard Wilstein  7/24/97     4,000     B              $4.68
                  7/24/97     1,000     B              $4.58

Mr. Horowitz      7/21/97       900     B              $4 3/4
                  7/21/97     2,100     B              $4 3/4

Mr. Epstein       6/3/97      2,500     B              $3 3/4
                  6/4/97      3,000     B              $3 15/16
                  6/4/97      3,000     B              $4
                  6/4/97      5,000     B              $4
                  6/9/97      2,900     B              $4 5/8
                  7/29/97     5,000     B              $4 5/16
                  7/30/97     3,000     B              $4 3/8
                  7/31/97     1,000     B              $4 1/2
                  8/5/97        250     B              $4 9/32
                  8/5/97      3,000     B              $4 3/8
                  8/7/97      5,000     B              $4 1/4
                  8/11/97     3,900     B              $4 3/8

Mr. Gilbert       6/4/97     10,000     B              $3 1/2
                  6/10/97     1,000     S              $4 1/8
                  6/11/97     1,000     B              $4 3/4
                  6/11/97     1,500     S              $4 1/2
                  6/12/97     1,000     B              $4 1/2
                  6/16/97     3,000     S              $5 1/4
                  6/16/97     1,000     S              $5 3/8
                  6/16/97     1,500     S              $4 13/16
                  6/16/97     1,500     S              $5 1/16
                  6/16/97     2,000     S              $4 15/16
                  6/16/97     2,000     S              $5 1/8
                  6/17/97     1,500     S              $5 1/4
                  6/17/97     5,000     S              $5 1/8
                  6/20/97       500     B              $4 13/16
                  6/20/97     6,000     S              $4 7/8
                  6/24/97     4,500     B              $4 7/8
                  6/24/97     4,000     B              $4 7/8
                  6/26/97     2,000     S              $5 1/8
                  6/26/97     3,900     S              $5 1/16
                  6/27/97     1,000     B              $5 3/16
                  6/30/97     2,000     B              $5
                  7/1/97      1,000     B              $4 13/16
                  7/3/97      2,000     B              $4 11/16
                  7/8/97      2,000     B              $4 7/8
                  7/8/97      4,500     S              $5
                  7/10/97     2,000     B              $4 5/8
                  7/15/97     2,000     S              $5
                  7/21/97     1,300     S              $4 3/4
                  7/24/97     5,150     S              $4 11/16
                  7/25/97     2,000     S              $4 21/32
                  8/1/97      7,000     S              $5
                  8/4/97      7,000     B              $4 5/8
                  8/5/97      1,000     B              $4 1/4
                  8/6/97      2,000     B              $4 1/16


         (d) None of the Reporting Persons knows of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

         (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.
         --------------------------------------------------------

         The responses to Item 4 and Item 5 are incorporated by this reference into this response to Item 6. Other than as set forth in the responses to Item 4 and Item 5, none of the Reporting Persons is aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of Incomnet.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

               DOCUMENT
               --------

Exhibit 1  --  Agreement -- Joint Filing of Schedule 13D

Exhibit 2  --  Power of Attorney to File Schedule 13D

Exhibit 3  --  Total Asset Account Agreements

Exhibit 4      --  Agreement as to Board Membership, dated as of
               August 7, 1997, by and among Incomnet, Stanley C.
               Weinstein, David Wilstein and Richard M. Horowitz


                           Signatures

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:            August 15, 1997


                             /s/ David Wilstein
                             -----------------------------------
                             DAVID WILSTEIN


                             /s/ Leonard Wilstein
                             -----------------------------------
                             LEONARD WILSTEIN


                             /s/ Jack Gilbert
                             -----------------------------------
                             JACK GILBERT


                             /s/ Richard M. Horowitz
                             -----------------------------------
                             RICHARD M. HOROWITZ


                             /s/ Robert Epstein
                             -----------------------------------
                             ROBERT EPSTEIN


                          Exhibit Index


               DOCUMENT                                      PAGE
               --------                                      ----

Exhibit 1  --  Agreement -- Joint Filing of Schedule 13D      16

Exhibit 2  --  Power of Attorney to File Schedule 13D         17

Exhibit 3  --  Total Asset Account Agreements                 18

Exhibit 4      --  Agreement as to Board Membership, dated    29
               as of August 7, 1997, by and among Incomnet, Stanley C. Weinstein, David Wilstein and
               Richard M. Horowitz